Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Fabio Battaglia, III

FBattaglia@stradley.com

215.564.8077

January 19, 2016

VIA EDGAR

James E. O’Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	GPS Funds II
File Nos. 333-170106 and 811-22486

Dear Mr. O’Connor:

On behalf of GPS Funds II (the “Trust” or the “Registrant”), following are the responses to the comments conveyed by the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) with regard to Post-Effective Amendment Nos. 14/17 to the Trust’s Registration Statement (the “Amendment”), which was filed with the SEC on October 16, 2015, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”). The Amendment was filed for the purpose of implementing certain changes relating to the GuidePath® Growth Allocation Fund, GuidePath® Conservative Allocation Fund, GuidePath® Tactical Allocation Fund, GuidePath® Absolute Return Allocation Fund, GuidePath® Multi-Asset Income Allocation Fund, and GuidePath® Flexible Income Allocation Fund series of the Trust,1 and adding one new series of shares, designated as the GuidePath® Managed Futures Strategy Fund (collectively, the “Funds”), to the Trust.

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  The Registrant notes that you conveyed the comments of the SEC Staff on November 30, 2015, in a telephone conversation with Fabio Battaglia of Stradley Ronon Stevens

1
Prior to the Amendment, these series were formerly known as the GuidePath® Strategic Asset Allocation Fund, GuidePath® Tactical Constrained® Asset Allocation Fund, GuidePath® Tactical Unconstrained® Asset Allocation Fund, GuidePath® Absolute Return Asset Allocation Fund, GuidePath® Multi-Asset Income Asset Allocation Fund, and GuidePath® Fixed Income Allocation Fund, respectively.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

& Young, LLP, the Trust’s counsel.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.  The Registrant notes that where a comment made in one location was applicable to similar disclosure elsewhere in the document, or where a comment made to the Registrant’s Service Shares prospectus was applicable to similar disclosure in the Registrant’s Institutional Shares prospectus, such disclosures have been revised accordingly.

In connection with our responses to your comments, we acknowledge, on behalf of the Trust, that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

SUMMARY PROSPECTUS

Comments Applicable to Multiple Funds

1.
Comment:  In the Funds’ fee tables, it is the Staff’s view that the optional note permitted by Instruction 3(f)(vii) to Item 3 of Form N-1A provides information that is useful to investors and should be retained.2

Response: The following sentence has been retained as a footnote to Total Annual Fund Operating Expenses, as applicable:

Note that the amount of Total Annual Fund Operating Expenses shown in the above table will differ from the Ratio of Expenses to Average Net Assets included in the “Financial Highlights” section of the Prospectus which reflects the operating expenses of the Fund and does not include indirect expenses such as Acquired Fund Fees and Expenses, but includes the expense reductions generated when the Fund loaned its portfolio securities.

2
For reference, Instruction 3(f)(vii) to Item 3 of Form N-1A states, “The Fund may clarify in a footnote to the fee table that the total annual fund operating expenses under Item 3 do not correlate to the ratio of expenses to average net assets given in response to Item 13, which reflects the operating expenses of the Fund and does not include Acquired Fund fees and expenses.”

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

2.	Comment: For Funds that are not new funds, Acquired Fund Fees and Expenses (“AFFE”) cannot be based on estimated amounts. See Instruction 3(f)(vi) to Item 3 of Form N-1A.3

Response:  Although the Funds other than the GuidePath® Managed Futures Strategy Fund are not “New Funds” as defined in Form N-1A, Instruction 3(d)(2) to Item 3 of Form N-1A provides, “If there have been any changes in ‘Annual Fund Operating Expenses’ that would materially affect the information disclosed in the table: (A) restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) in a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees.”  As a result of the changes to certain Funds’ investment strategies, the “Acquired Fund Fees and Expenses” reflected in their respective fee tables are expected to be incurred in different amounts going forward. Therefore, we believe it is appropriate to note that these expenses have been restated and are based on estimated amounts for the current fiscal year because the Funds have not yet begun operating under their revised strategies. The footnote disclosure has been revised to state, “Acquired Fund Fees and Expenses have been restated to reflect the Fund’s current fees and are based on estimated amounts for the current fiscal year. Actual Acquired Fund Fees and Expenses for the fiscal year ended March 31, 2015 were [__]%.”

3.
Comment:  For each Fund with a fee waiver footnote to its fee table, please add that no recoupment will be paid to the investment advisor if the Fund’s current total annual operating expenses exceed the expense limit in effect at the time the fees were waived or the expenses were reimbursed.  The Staff’s position on recoupment of previously waived expenses was communicated in the 2009 AICPA Audit Risk Alert.

Response: The disclosure has been revised accordingly.

4.	Comment: In applicable Funds’ fee tables, remove “Amount of” from the caption “Amount of Expense Recoupment” or “Amount of Fee Waiver and/or Expense Assumption,” as applicable.

Response: The disclosure has been revised accordingly.

5.
Comment:  Disclose whether the Funds’ expense examples take into account the waiver of expenses.  If so, confirm that the waiver is taken into account only in a year where the waiver is contractually in effect.  See Instruction 4(a) to Item 3 of Form N-1A.4

3
For reference, Instruction 3(f)(vi) to Item 3 of Form N-1A states, “A New Fund should base the Acquired Fund fees and expenses on assumptions as to the specific Acquired Funds in which the New Fund expects to invest. Disclose in a footnote to the table that Acquired Fund fees and expenses are based on estimated amounts for the current fiscal year.”

4
For reference, Instruction 4(a) to Item 3 of Form N-1A states, “Assume that the percentage amounts listed under ‘Total Annual Fund Operating Expenses’ remain the same in each year of the 1-, 3-, 5-, and 10-year periods, except that an adjustment may be made to reflect any expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement. An adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.”

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

Response:   The Registrant hereby confirms that the waiver is taken into account only in a year where the waiver is contractually in effect, i.e., during the 1-year period only.  The disclosure has been revised to include the statement, “The Example reflects adjustments made to the Fund’s operating expenses due to the fee waiver and/or expense reimbursement by the Advisor for the 1-year number only.”

6.
Comment: Will the Funds invest directly in derivatives?  If so, we remind you that the Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  That letter provides that such disclosure should:

•	be in plain English;

•	identify specifically the derivatives in which the Fund intends to invest as part of its principal investment strategy;

•	be tailored to the Fund’s specific use of derivatives, the extent of their use, and their related risks;

•	provide investors with a specific risk profile of the Fund’s derivatives investments, rather than a list of risks of various derivative strategies.

•	explain the purpose of the Fund’s derivatives trading; and

•	address the degree of economic exposure (not just the amount invested).

Please consider whether each Fund’s derivatives disclosure throughout the prospectus is in substantial conformity with this guidance.  This disclosure should be reviewed on an ongoing basis to assess its completeness and accuracy in light of the Fund’s actual use of derivatives.

Response:  Only the GuidePath® Managed Futures Strategy Fund invests directly in derivatives.  As requested, we have considered the staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “ICI Letter”) and have made certain revisions.  We believe that the Fund’s disclosure regarding derivatives usage is in substantial conformity with the ICI Letter.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

7.
Comment:  A footnote to each Fund’s fee table states, “Acquired Fund Fees and Expenses are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies, including money market funds and other mutual funds, closed end funds, business development companies or certain exchange-traded funds.”  It appears that business development company (“BDC”) risk disclosure is required for the Funds.

Response: Investments in BDCs are not considered to be a principal investment strategy of any Fund and, accordingly, they are not described as a principal strategy in the Funds’ prospectus.  The purpose of the fee table footnote is not to disclose that investment in BDCs is a principal strategy of the Funds, but rather to explain to investors the scope of what would be included in Acquired Fund Fees and Expenses. Accordingly, the Registrant does not believe that BDC risk disclosure should be added as a principal risk for any Fund.

8.
Comment:  For Funds that invest in BDCs as part of their principal investment strategies, please add the risks of investing in BDCs including that BDCs incur fees and expenses that are higher than registered funds and that these will be borne indirectly by Fund investors.

Response: The Registrant respectfully declines to add BDC risk disclosure to the Funds’ prospectus.  Investment in BDCs is not considered to be a principal investment strategy of the Fund and, accordingly, BDCs are not described in the discussion of principal investment strategies and risks in the Funds’ prospectus.

9.	Comment: For relevant Funds, please disclose that the Fund will incur a second layer of fees and expenses by investing in other funds.

Response: The Registrant believes that the Funds already adequately address this point in their disclosure, which provides for each applicable Fund, “By investing in the Fund, you will indirectly bear fees and expenses of the Underlying Funds in addition to the Fund’s direct fees and expenses.”

10.
Comment:  If updated performance is available, please add the additional disclosure that is required by Item 4(b)(2)(i) of Form N-1A, which explains that updated performance information is available and provides a web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.5

Response: The Registrant currently does not make updated performance information publicly available.

5
For reference, Item 4(b)(2)(i) of Form N-1A states, “If applicable, include a statement explaining that updated performance information is available and providing a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.”

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

11.	Comment: Regarding the changes in benchmark indices for certain Funds, see Instruction 2(c) to Item 4(b)(2) of Form N-1A.6

Response: The Registrant acknowledges the requirement set forth in Instruction 2(c) to Item 4(b)(2) of Form N-1A.  For additional clarity, the footnote included in each applicable Fund’s performance table has been revised to state that the Fund’s benchmark index is being replaced in connection with changes to such Fund’s principal investment strategies, and that the Advisor believes that the new benchmark index is more appropriate given the Fund’s revised strategies.

12.
Comment:  Where the actual average annual total return (after taxes on distributions and redemption) is higher than average annual total return, the reason for this result may be explained.  But such disclosure is not permitted or required where, as here, it is used hypothetically.  See Item 4(b)(2)(iv)(D) of Form N-1A.7

Response: The disclosure has been removed in such instances.

13.
Comment:  High portfolio turnover appears to be a risk of investing in the GuidePath® Tactical Allocation Fund,  GuidePath® Absolute Return Fund and the GuidePath® Managed Futures Strategy Fund.  Please make clear that a portfolio turnover over 100% will not only result in a higher level of capital gain distributions, but that these distributions may be characterized entirely as short-term capital gain distributions that are not only taxed at ordinary income rates, but as mentioned, are particularly disadvantaged when received from “regulated investment companies.” Short-term capital gain distributions from a mutual fund are reported directly to the first page of an investor’s Form 1040 as ordinary income and are not eligible for the netting process of Schedule D applicable to normal short-term capital gains before they are reported on the return.  Unlike short-term capital gains on the sales of the fund’s shares, capital losses cannot be used to offset short-term capital gain distributions and reduce the investor’s tax liability.

Response: Portfolio turnover has been disclosed as a principal risk of each of the above-mentioned Funds, and reads as follows:

In the Summary Prospectus:

Portfolio Turnover Risk: Depending on market and other conditions, the Fund may experience a high portfolio turnover, which may result in higher brokerage

6
For reference, Instruction 2(c) to item 4(b)(2) of Form N-1A states, “If the Fund selects an index that is different from the index used in a table for the immediately preceding period, explain the reason(s) for the selection of a different index and provide information for both the newly selected and the former index.”

7
For reference, Item 4(b)(2)(iv)(D) of Form N-1A states, “If average annual total return (after taxes on distributions and redemption) is higher than average annual total return, the reason for this result may be explained.”

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

costs and transaction costs (which could reduce investment returns).  Distributions of net short-term capital gains are taxable as ordinary income when Fund shares are held in a taxable account.  A fund with a high portfolio turnover rate (a measure of how frequently assets within a fund are bought and sold) is more likely to generate short-term capital gains than a fund with a low portfolio turnover rate.

In the Statutory Prospectus:

Portfolio Turnover Risk: Depending on market and other conditions, a Fund may experience a high portfolio turnover, which may result in higher brokerage costs and transaction costs (which could reduce investment returns).  Distributions of net short-term capital gains are taxable as ordinary income when Fund shares are held in a taxable account.  A fund with a high portfolio turnover rate (a measure of how frequently assets within a Fund are bought and sold) is more likely to generate short-term capital gains than a fund with a low portfolio turnover rate.

In addition, the following disclosure has been added to “Dividends, Distributions and Taxes—Tax Considerations,” immediately following “Fund Distributions:”

Portfolio turnover. For investors that hold their Fund shares in a taxable account, a Fund with a high portfolio turnover rate may result in higher taxes for shareholders.  This is because a Fund with a high portfolio turnover rate may accelerate the recognition of capital gains to the Fund, which the Fund, in turn, will distribute to shareholders and more of such gains are likely to be taxable as short-term (ordinary income) rather than long-term capital gains in contrast to a comparable fund with a low turnover rate.   Any such higher taxes would reduce the Fund’s after-tax performance.

14.
Comment:  Please disclose that investors will incur two levels of fund expenses when the Fund invests in real estate investment trusts (“REITs”).  Please disclose that to the extent the Fund invests in REITs, the Fund’s distributions may be taxable as ordinary income to investors because most REIT distributions come from mortgage interest and rents.  For this reason the Fund’s distributions may be taxed at the 35% ordinary income rate, rather than qualifying for the 20%/15% rates on qualified dividends.

Response: For applicable funds, “Real Estate Risk” has been revised as follows:

In the Summary Prospectus:

Real Estate Risk: The value of real estate-linked derivative instruments and other real estate-related securities such as real estate investment trusts (“REITs”) may be affected by risks similar to those associated with direct ownership of real estate, in addition to the risks of poor performance by a REIT’s manager, changes to tax laws, and failure by the REIT to qualify for favorable treatment.  To the

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

extent the Fund invests in REITs, you will indirectly bear fees and expenses of the underlying REITs in addition to the Fund’s direct fees and expenses.  REITs may have limited diversification and may not exhibit the same (or any) correlation with inflation that real estate or other real estate securities exhibit.

In the Statutory Prospectus:

Real Estate Risk: The value of real estate-linked derivative instruments and other real estate-related securities such as real estate investment trusts (“REITs”) may be affected by risks similar to those associated with direct ownership of real estate, in addition to the risks of poor performance by a REIT’s manager, changes to tax laws, and failure by the REIT to qualify for favorable treatment.  To the extent a Fund invests in REITs, you will indirectly bear fees and expenses of the underlying REITs in addition to the Fund’s direct fees and expenses.  REITs may have limited diversification and may not exhibit the same (or any) correlation with inflation that real estate or other real estate securities exhibit.  To the extent a Fund invests in REITs, the Fund’s distributions may be taxable to investors as ordinary income because most REIT distributions come from mortgage interest and rents as opposed to long-term capital gains.  Fund distributions taxable as ordinary income are taxed at higher ordinary income tax rates rather than the lower tax rates that apply to capital gains and qualified dividend income.

15.
Comment:  “Liquidity Risk” states that there is a risk that certain investments may be difficult or impossible to buy or sell at the time and price that the Fund would like to buy or sell them.  What investments will be difficult or impossible to sell?  Please confirm that the fund will be able to comply with the 15% of net assets limit on illiquid investments.

Response:  The Funds’ statutory prospectus risk disclosure has been revised to state that investments that may be difficult or impossible to sell include those that: (i) are subject to restrictions on resale, (ii) trade in the over-the-counter market (including over-the-counter derivatives), or (iii) may not have an active trading market due to adverse market, economic, industry, political, regulatory, geopolitical, and other conditions. The Registrant confirms that each Fund will be able to comply with the 15% of net assets limit on illiquid investments set forth in the Funds’ SAI.

16.
Comment:  It appears that short sales will be a principal investment strategy of certain Funds and the cost of short sales will constitute a material expense of those Funds.  The “Other Expenses” line item must include an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short.  Alternatively, you may add a subcategory line item under “Other Expenses” to disclose specifically the expenses of selling short, particularly if they represent a material percentage of “Other” expenses.  A footnote appended to the line item should explain why the Fund pays these expenses.  In addition, please include in the disclosure made in response to Item 4 of Form N-1A, a discussion of short sales, including the costs associated with these sales. In

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

addition, the SEC and Staff have stated that a short sale involves the creation of a senior security under Section 18(g) of the ICA subject to the limitations of Section 18.  But the Staff has also stated that they would not recommend enforcement action under Section 18(f) of the ICA if a fund that engages in short selling maintains in a segregated account on the books of its custodian an amount that, when combined with the amount of collateral deposited with the broker in connection with the short sale (under Regulation T and other non-40 Act margin rules), equals the current market value of the security sold short.  See “Robertson Stephens Investment Trust” (pub. avail. Aug. 24, 1995) and “Merrill Lynch Asset Management, L.P.” (pub. avail. July 2, 1996).  See also Guide 9 to Form N-1A.  Otherwise, the fund must own the shorted security or own a call option on the shorted security with a strike price no higher than the price at which the security was sold short.  See Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” (pub. avail. June 22, 1987).  Disclose how the fund will cover its short sales.

Response: While each Fund is permitted to engage in short sales as disclosed in the Funds’ SAI, short sales are not part of any Fund’s principal investment strategies and are not expected to constitute a material expense for any Fund.  The Funds’ prospectus does not refer to the Funds engaging in short sales as a part of their principal investment strategies.  Rather, the prospectus discloses that certain Funds “may engage in short position derivative activities” and that alternative strategies “may involve extensive short positions.”  These are references to short positions through the use of derivatives (e.g., written calls or purchased puts) rather than short sales of securities.  In response to the Staff’s comment, the Registrant has revised its SAI disclosure regarding short sales to state that the Funds will segregate assets in connection with short sales in a manner consistent with Section 18 of the 1940 Act and the rules thereunder, and applicable SEC guidance.  The Registrant confirms supplementally that the Funds will segregate assets in a manner consistent with the guidance set forth above, pending any further developments in SEC regulation or applicable guidance.  See, e.g., Use of Derivatives by Registered Investment Companies and Business Development Companies, Release No. IC-31933 (Dec. 11, 2015).

Comments Applicable to the GuidePath® Growth Allocation Fund

17.
Comment:  Please explain why this Fund, a growth fund, invests in value stocks.  Please explain how it is not misleading for a “growth” fund to use a value style of investing.  Provide an explanation of the “growth” style of investing that is the Fund’s principal investment strategy.

Response:  The use of the term “growth” in the Fund’s name is intended to suggest that the Fund invests its assets in order to achieve growth of capital, and should not be read as a reference to a particular type of investment, such as “growth stocks.”  The Registrant notes that the Staff of the Division of Investment Management made this same

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

interpretation in its “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” available at https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (the “Names Rule FAQ”).  In the Names Rule FAQ, the Staff explained that the use of the term “growth and income” in an investment company’s name would not be covered by Rule 35d-1.  Specifically, the answer to Question 9 provides, “[T]he term ‘growth and income’ does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income.”  While the Registrant respectfully emphasizes that the use of the term “growth” in its name is not subject to Rule 35d-1, it asserts that it is reasonable to apply the same reading of the term “growth” as the Staff did in the Names Rule FAQ (i.e., growth of capital).

18.	Comment: Disclose the purpose of this Fund’s foreign exchange trading, i.e., hedging or speculation. Will this new strategy create a risk of high portfolio turnover? If so, add this as a new risk.

Response:  This Fund does not directly engage in foreign exchange trading.  Rather, it invests in Underlying Funds which may, for the purpose of hedging or speculation, engage in foreign exchange trading.  Accordingly, the Registrant does not expect that this strategy will create a risk of high portfolio turnover.  “Foreign Exchange Trading Risk” has been revised to avoid any inference that the Fund will be engaging in such activities directly.  Similar changes have been made with respect to other Funds, to the extent applicable.

Comments Applicable to the GuidePath® Conservative Allocation Fund

19.
Comment:  A footnote to the Fund’s fee table states, “Acquired Fund Fees and Expenses are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies, including money market funds and other mutual funds, closed end funds, business development companies or certain exchange-traded funds.” How are investments in BDCs considered a conservative investment?

Response: As noted above in response to Comment 7, investments in BDCs are not considered to be a principal investment strategy of the Fund.

Comments Applicable to the GuidePath® Absolute Return Allocation Fund

20.
Comment:  Please describe the loans to which “Loan Risk” is referring.  Will the Fund be investing directly in any bank loans?  Will the Fund be investing in bank loan funds?  If so, to what extent?  Why are such investments not inconsistent with the disclosure that states that the Fund will invest only in fixed-income securities because loans made corporations—so-called bank loans or leveraged loans—are normally variable rate loans?

Response: The GuidePath® Absolute Return Allocation Fund does not invest directly in

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

bank loans.  The Fund may invest in Underlying Funds that are bank loan funds, such as bank loan exchange-traded funds (“ETFs”).  While there are no specific limits on the Fund’s investment in bank loan ETFs, the Fund expects that such investments may at times constitute approximately 10% of the Fund’s portfolio.  The disclosure has been revised in response to the Staff’s comment, for this Fund and other Funds, as applicable.

Investments in variable rate loans are consistent with the Fund’s disclosure, which provides that the Fund will invest in “fixed income or equity-oriented investments across global markets” and includes a list of examples of fixed-income securities which include not only instruments that are typically fixed-rate, but those that are typically variable-rate as well (which, as the Registrant notes above, has been revised to expressly reference bank loans).  The term “fixed income” describes a general type of securities in which the Fund will invest and includes bonds and other debt securities.  In contrast, terms such as “fixed-rate” and “variable-rate” refer specifically to the interest rate of a debt security. The Fund may invest in both fixed-rate and variable-rate fixed income securities, all of which fall within the scope of the term “fixed income.”

Comments Applicable to the GuidePath® Flexible Income Allocation Fund

21.	Comment: When the Fund’s disclosure mentions fixed income securities, is it meant to be a reference to fixed-rate instruments only?

Response:  The term “fixed income” describes the type of securities in which the Fund will invest and includes bonds and other debt securities.  In contrast, terms such as “fixed-rate” and “variable-rate” refer specifically to the interest rate of a debt security. The Fund may invest in both fixed-rate and variable-rate fixed income securities, all of which fall within the scope of the term “fixed income.”

22.	Comment: Corporate loans are normally variable rate instruments and this is a fixed-rate fund. Explain.

Response: As explained above in response to Comment 21, this is not a fixed-rate fund.

Comments Applicable to the GuidePath® Managed Futures Strategy Fund

23.	Comment: This Fund does not appear to be a fund of funds. Please explain whether or not that is the case and clarify the Fund’s strategy.

Response:  The Registrant confirms that the GuidePath® Managed Futures Strategy Fund is not a fund of funds.  The Registrant believes that the disclosure is clear on this point.  In contrast to this Fund, the description of principal investment strategies for each Fund that is a fund of funds explain that the Fund “operates as a fund of funds.”

24.	Comment: Disclose specifically the derivatives that the Fund intends to use as part of its principal investment strategy. See the previously cited ICI Letter with respect to the

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

disclosure requirements.

Response: As requested, we have considered the staff observations regarding derivatives set forth in the ICI Letter and have made certain revisions.  We believe that the Fund’s disclosure regarding derivatives usage is in substantial conformity with the ICI Letter.

25.
Comment:  Please clarify the Fund’s strategy in making liquid investments concentrated in the financial services industry.  It appears that these serve as collateral for the commodities derivatives.  Please explain how these are investments in the “financial service industry” are used in the Fund’s managed futures strategy.

Response: Because futures contracts require relatively low initial margins (as low as 5% for 100% exposure, for example), the majority of a managed-futures fund’s assets are commonly held as cash collateral.  This collateral may be held in various forms including, but not limited to, as bank certificates of deposit, repurchase agreements and time deposits, all of which may be issued by members of the financial services industry.  Accordingly, the Fund’s portfolio holdings may be concentrated in the financial services industry in connection with, and as a result of, its managed futures strategy.

26.
Comment:  The Fund’s disclosure states, “These cash or cash equivalent holdings serve as collateral for certain of the Fund’s positions.” Please insert the word “derivatives” before the word “positions,” in the summary prospectus as well as the statutory prospectus.

Response: The disclosure has been revised accordingly.

27.
Comment:  The Fund’s prospectus states that the Fund may have highly leveraged exposure to one or more asset classes at time. Clarify the source of this leverage, i.e., that the fund will invest in derivatives.  See the previous comment referencing the Miller letter and the disclosure required when a fund uses derivatives as part of its principal investment strategy.

Response: The disclosure has been revised to clarify that the Fund’s primary source of the leverage will be derivatives.

28.
Comment:  The Fund’s prospectus states that the Fund, on average, could hold instruments that provide three to four times the net return of a broad- or narrow-based securities index.  What does this reference to various securities indexes mean?  What indexes are referred to by this statement?  Why is this comparison relevant to various indexes relevant?

Response: The disclosure has been revised to explain the Fund, on average could hold instruments that provide three to four times the net return (positive or negative) of an unleveraged investment in the equities, bonds, interest rates, commodities, or currencies underlying such instruments.  The point of this disclosure is to highlight the impact and

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

degree of the Fund’s leverage.

29.
Comment:  Because the Fund uses a wholly-owned controlled foreign corporation (“CFC”) to make investments, please provide the following disclosure.  As used in the comments, “CFC” includes any subsidiary(ies) of the CFC.

A.
Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the “Investment Company Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response: The disclosure has been revised accordingly.

B.
Disclose that each investment advisor to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment advisor to the Fund under Section 2(a)(20) of the Investment Company Act.  The investment advisory agreement between the CFC and its investment advisor is a material contract that should be included as an exhibit to the registration statement.  If the same person is the advisor to both the Fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined.

Response: The CFC is wholly-owned by the Fund and is ultimately under the complete control of the Fund, as its sole shareholder. The CFC serves as a vehicle by which the Fund can make certain types of investments in commodity-linked derivatives while still receiving “qualifying income” from the CFC so that the Fund can maintain its status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). As a result, the CFC exists solely to serve as a vehicle so that the Fund can make certain types of investments in compliance with the Code. The CFC is not an attempt by the Fund to do indirectly what it cannot do directly.

AssetMark and the Fund’s sub-advisor provide investment advisory services to the CFC pursuant to an investment advisory contract and a sub-advisory contract, respectively. The CFC is not a registered investment company. For this reason, the Registrant does not believe that AssetMark’s or the sub-advisor’s advisory contract with the CFC is subject to the provisions of Section 15 of the 1940 Act.  Nevertheless, the Registrant confirms that the CFC’s advisory agreement and any sub-advisory agreement relating to the CFC was presented, and will be presented, to Registrant’s Board for approval at an in-person Board meeting. Thereafter, the CFC’s advisory agreement and any sub-advisory agreement will be presented to the Registrant’s Board as part of the annual contract renewal process relating to the Fund.

Since the Fund is not a party to the CFC’s advisory agreements, the Registrant does not believe that such agreements are required to be filed as exhibits to the Fund’s Registration Statement under Form N-1A.

C.	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

Response: The Registrant respectfully declines to incorporate this disclosure, as the CFC is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the same practices with regard to pricing and valuation that apply to the Fund will apply to the CFC, and custody of the CFC’s assets will be maintained in the United States with the Fund’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder. In addition, the Registrant is aware of the requirements of Section 48(a) of the 1940 Act, which prohibit the Fund from doing indirectly “through or by means of any other person” (i.e., the CFC) what it is prohibited from doing directly. As such, the CFC will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).  The Fund and the CFC utilize the same custodian, U.S. Bank N.A.

D.
Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service (“IRS”) stating that undistributed income derived from the CFC is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund has not received a private letter ruling from the Internal Revenue Service or an opinion of counsel relating to whether undistributed income from the CFC is qualifying income to an entity, such as the Fund, which will elect and qualify to be taxed as a regulated investment company for federal income tax purposes. The IRS has issued a number of private letter rulings to other mutual funds, upon which the Fund cannot rely, which indicate that income from a fund’s investment in a wholly owned foreign subsidiary that invests in commodity-linked derivatives, such as the CFC, constitutes qualifying income. However, the IRS has suspended the issuance of further such rulings.  The Fund intends to treat the income from the CFC as qualifying on the basis that income is derived with respect to the Fund's business of investing in the stock of the CFC.  This is consistent with the holdings of private letter rulings that have been issued by the IRS to other Funds that invest in a wholly owned foreign subsidiary that invests in commodity-linked derivatives (such as the CFC).  Moreover, the Fund respectfully submits that it will take steps to ensure that the income derived from the CFC is qualifying income – specifically, that all subpart F inclusion income from the CFC is distributed in cash on a timely basis, so that such income is qualifying income.  The Fund has included the following disclosure in its prospectus and SAI:

In the Summary Prospectus:

Tax Risk – Investment in Commodities:  The tax treatment of commodity-linked derivative instruments may be adversely affected by changes in legislation, regulations or other legally binding authority. If, as a result of any such adverse action, the income of the Fund from certain commodity-linked derivatives or the Subsidiary was treated as non-qualifying income for purposes of the Fund’s qualification as a regulated investment

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

company, the Fund might fail to qualify as such and be subject to federal income tax at the Fund level.

In the Statutory Prospectus:

Tax Risk – Investment in Commodities:  The tax treatment of the Fund’s use of commodity-linked derivative instruments or its investment in the Subsidiary may be adversely affected by changes in legislation, regulations or other legally binding authority. If, as a result of any such adverse action, the income of the Fund from certain commodity-linked derivatives or the Subsidiary was treated as non-qualifying income for purposes of the Fund’s qualification as a regulated investment company, the Fund might fail to qualify as such and be subject to federal income tax at the Fund level.  If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) would be subject to tax at regular corporate income tax rates (at the Fund level) without any deduction for dividends paid to shareholders, and the dividends paid by the Fund would be taxable to shareholders as dividends (possibly as qualified dividend income) to the extent of the Fund’s current or accumulated earnings and profits.  As a regulated investment company, the Fund must derive at least 90% of its gross income for each taxable year from sources treated as qualifying income under the Code. The Internal Revenue Service (IRS) has issued a number of private letter rulings to other mutual funds, upon which the Fund cannot rely, which indicate that income from a fund’s investment in certain commodity linked notes and a wholly owned foreign subsidiary that invests in commodity-linked derivatives, such as the Subsidiary, constitutes qualifying income. However, the IRS suspended the issuance of further such rulings in July 2011 pending a review of its position. The Fund intends to treat the income from the Subsidiary as qualifying because the income is derived with respect to the Fund's business of investing in the stock of the Subsidiary. There can be no assurance that this position will be accepted by the IRS or, if challenged, by a court. Moreover, if the IRS were to issue guidance, or Congress were to enact legislation, that adversely affects the tax treatment of the Fund’s use of commodity-linked notes or the Subsidiary (which guidance might be applied retroactively to the Fund), it could limit the Fund’s ability to pursue its investment strategy and the Fund might not qualify as a regulated investment company for one or more years.  In this event, the Fund’s board of trustees may authorize a change in investment strategy or Fund liquidation. The Fund also may incur transaction and other costs to comply with any new or additional guidance from the IRS. In lieu of potential disqualification, the Fund is permitted to pay a tax for certain failures to satisfy the income requirement, which, in general, are limited to those due to reasonable cause and not willful neglect. The Fund also intends to limit its investment

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

 in the Subsidiary to no more than 25% of the value of its total assets in order to satisfy certain asset diversification requirements for taxation as a regulated investment company.

E.
Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Response: Principal investment strategies or principal risks of the CFC that constitute principal investment strategies or risks of the Fund have already been disclosed.  The Fund’s principal investment strategies and principal risk disclosures reflect aggregate operations of the fund and the CFC.

F.	Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.

Response: The Registrant confirms that the financial statements of the CFC will be consolidated with those of the Fund.

G.
Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the Staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Registrant hereby confirms that: (1) the CFC’s management fee (if any) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the CFC and its directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its directors will agree to inspection by the Staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

30.
Comment:  The Commodity Futures Trading Commission (“CFTC”) adopted final regulations in August 2013 (“Harmonization Regulations’) to harmonize the compliance and disclosure obligations of registered commodity pool operators (“CPOs”) and funds that are commodity pools by creating a “substituted compliance” framework that permits registered CPOs of funds to use the SEC’s statutory and regulatory requirements applicable to funds as “substituted compliance” for substantially all of the CFTC’s Part 4 regulations.   See Harmonization of Compliance Obligations for Registered Investment Companies Required to Register as Commodity Pool Operators, 78 Fed. Reg. 52308 (Aug. 22, 2013).  See 17 CFR 1.3(yy).  The release specifically provides that the CFTC “has determined that, if the [Fund] provides full disclosure of material information regarding the activities of its CFC through its obligations to the SEC, the CFC will not be required to separately prepare a Disclosure Document that complies with part 4 of the

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

Commission’s regulations.” (78 Fed. Reg. 52308 (Aug. 22, 2013), at 52319).  Funds should thus consider that eligibility for “substituted compliance” under the CFTC’s Harmonization Regulations may be affected by satisfaction of their SEC disclosure and compliance obligations.

Response: The Registrant acknowledges the Staff’s comment.

31.
Comment:  The exclusion from Regulation 4.5 previously allowed registered investment companies to engage in unlimited transactions involving futures contracts. However, under amended Regulation 4.5, the investment advisor of a registered investment company may claim exclusion from registration as a CPO only if the registered investment company that it advises uses futures contracts solely for “bona fide hedging purposes” or limits its use of futures contracts for non-bona fide hedging purposes such that (i) the aggregate initial margin and premiums required to establish non-bona fide hedging positions with respect to futures contracts do not exceed 5% of the liquidation value of the registered investment company’s portfolio, or (ii) the aggregate “notional value” of the non-bona fide hedging commodity interests do not exceed 100% of the liquidation value of the registered investment company’s portfolio (taking into account unrealized profits and unrealized losses on any such positions).  (See CFTC Regulation 4.5(c)(2)(iii)(A) and (B).)  Because the Fund may invest in futures contracts as part of its principal investment strategies, the limits on this strategy imposed by the Fund’s claim of an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act (“CEA”), pursuant to Regulation 4.5 under the CEA, should be explained.  Please also disclose the following specific risks of the Fund’s exceeding either of the two above thresholds.  It will no longer qualify for the exclusion and its advisor will need to register as a commodity pool operator under the CEA.  The disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools and CPOs.  If the Fund’s advisor were required to register as a CPO, it would also be required to become a member of the National Futures Association (“NFA”) and be subject to the NFA’s rules and bylaws.  Compliance with these additional registration and regulatory requirements would increase the Fund’s operating expenses, which, in turn, could result in the Fund’s investors being charged additional fees.

Response:  AssetMark is a registered CPO and a member of the NFA and is acting in that capacity with respect to this Fund and its CFC.  Accordingly, CFTC Regulation 4.5 is not applicable to this Fund or its CFC.  The Fund’s prospectus and SAI each include disclosure about the implications of AssetMark being a registered CPO for the Fund and the CFC.

32.
Comment:  “Leverage Risk” states that the Fund’s use of futures contracts, forward contracts, swaps and certain other derivatives have the economic effect of creating leverage.  Identify all of the derivatives referred to by this statement in which the Fund intends to invest as part of this principal investment strategy.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

Response:  The Fund may invest in futures contracts, forward contracts and swaps as part of its principal investment strategy.  The Fund’s disclosure has been revised in response to the Staff’s comment, and the reference to “certain other derivatives” has been removed from Leverage Risk.

33.
Comment:  “Wholly-Owned Subsidiary Risk” states that any income received from the CFC’s investments in underlying pooled investment vehicles may be taxed at less favorable rates than capital gains.  Please explain this statement.  What tax treatment is referred to here?

Response: The statement refers to the fact that the CFC will be taxed as a controlled foreign corporation for federal income tax purposes.  As such, the CFC will not be able to flow-through to the Fund the favorable tax character of any income received from its investments (i.e., income that, if received directly or on a flow-through basis by the Fund from the CFC, might have been taxed in whole or in part at more favorable capital gain tax rates versus ordinary income tax rates).  Income that the Fund earns from the CFC will instead be taxed to Fund shareholders as ordinary income.  In response to this comment, “Wholly-Owned Subsidiary Risk” in the summary prospectus and statutory prospectus will be revised to state the following:

Wholly-Owned Subsidiary Risk:  The Subsidiary will not be subject to all of the investor protections of the Investment Company Act of 1940, as amended.  Changes in the laws of the United States and/or the Cayman Islands could affect the ability of the Fund and/or Subsidiary to operate as described herein and could negatively affect the Fund and its shareholders.  By investing in the Fund, you indirectly bear the expenses of the Subsidiary.  Gains or losses from trading in commodity-linked derivatives, such as those held by the Subsidiary, may be taxed, in part, as long term capital gains or losses and, in part, as short term capital gains or losses.  However, because the Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income and taxed to Fund shareholders as such.

STATUTORY PROSPECTUS

34.
Comment:  Under “Further Details About The Funds—Investments in Affiliated Underlying Funds,” the Funds’ prospectus states, “Because the Advisor and/or its affiliates receive asset-based fees for providing services to the affiliated Underlying Funds, the Funds’ investments in such affiliated Underlying Funds would benefit the Advisor and/or its affiliates.  Such investments in the Underlying Funds could create a conflict of interest for the Advisor in managing the Funds’ assets.”  This risk should be mentioned in the summary risk disclosure.

Response: The disclosure has been revised accordingly.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

35.
Comment:  Explain Short Position Risk, which says, “The Fund may engage in short position derivative activities, which are significantly different from the investment activities commonly associated with conservative stock funds.”  If a Fund is taking short positions (i.e., anticipating market declines) such as selling calls and buying puts, how is this not a conservative position?

Response: The statement that short position derivative activities are “significantly different from the investment activities commonly associated with conservative stock funds” has been removed. The risk has been revised in the summary and statutory prospectus to state:

Short Position Risk: The Fund may engage in short position derivative activities.  Short position derivatives are speculative and more risky than “long” positions (purchases) because the cost of the replacement security or derivative is unknown. You should be aware that any strategy that includes selling securities short could suffer significant losses. Shorting will also result in higher transaction costs (such as interest and dividends), which reduce the Fund’s return, and may result in higher taxes.

36.	Comment: There are additional costs resulting from the Fund’s investment in a CFC because the advisor to the CFC will be required to register as a CPO. See previous comments.

Response: The Fund and the CFC have the same investment advisor (i.e., AssetMark).  AssetMark is already registered with the CFTC as a CPO and is a member of the NFA.  As a result of the Fund’s strategy, AssetMark will be acting as a registered CPO with respect to the Fund as well as with respect to the CFC.  The Registrant has revised its disclosure to clarify this point with respect to the CFC.

37.	Comment: The contract with the sub-advisor of the CFC is subject to the same 15(c) review that the advisor is. See previous comments.

Response: Please refer to the Registrant’s response to Comment 29.B.

38.
Comment:  Under the “Market Timing Policy” section in the Funds’ prospectus, please mention the requirements of Rule 22c-2(a)(2) regarding “shareholder information agreements.”  Investors should be informed that their taxpayer identification numbers and a record of their transactions may turned over to the Fund by their broker upon a request from the Fund.

Response: The disclosure has been revised accordingly.

39.	Comment: The disclosure about the Funds’ distribution plan pursuant to Rule 12b-1 is not included in the Institutional Shares prospectus.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

Response: The Fund’s Institutional Shares are not subject to a Rule 12b-1 distribution plan.  Item 12(b) is the applicable Item of Form N-1A that requires disclosure of Rule 12b-1 fees.  Item 12(c)(2) of Form N-1A provides, “If more than one Class of a Multiple Class Fund is offered in the prospectus, provide the information required by paragraphs (a) and (b) for each of those classes.”  However, because only one class of shares is offered in each version of the prospectus, Item 12(c)(2) does not apply here.  Item 12(c)(3) provides, “If a multiple class Fund offers in the prospectus shares that provide for mandatory or automatic conversions or exchanges from one class to another class, provide the information required by paragraphs (a) and (b) for both the shares offered and the Class into which the shares may be converted or exchanged.”  However, because the Fund does not offer for mandatory or automatic conversions or exchanges from one class to another class, Item 12(c)(3) does not apply here.  Given the foregoing, disclosure of the Services Shares’ Rule 12b-1 plan is not required in the Institutional Shares’ prospectus.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

40.	Comment: Please revise the Funds’ fundamental investment restriction regarding concentration to refer to net assets rather than total assets.

Response: The Registrant respectfully declines to change the Funds’ fundamental investment restriction regarding concentration.  The Registrant notes that the Staff stated in a no-action letter to The First Australia Fund, Inc. (pub. Avail. July 29, 1999), which is currently posted on the SEC’s website,8 that the Staff has “taken the position that a fund is concentrated if it invests more than 25% of the value of its total assets in any one industry.”  The Registrant notes that, in contrast, the reference to more than 25% of a fund’s net assets in the instruction to Form N-1A is presented in the form of an “i.e.” of “any [fund] policy to concentrate,” rather than as a statement of the Staff’s position regarding when a fund is concentrated.  The Registrant also notes that the instruction to Form N-1A referring to net assets was first included in Form N-1A in 1998, and thus predates the Staff’s position set forth in The First Australia Fund, Inc. no-action letter.

41.
Comment:  Please state whether the GuidePath® Managed Futures Strategy Fund will concentrate investments in terms of the definition of concentration applicable to open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A (i.e., the Fund may not invest more than 25% of the value of its net assets).  Please clarify for us whether the CFC is considered to be part of an industry.

Response: As set forth in the SAI, GuidePath® Managed Futures Strategy Fund may not “purchase any security (other than U.S. government securities) if, as a result, 25% or more of the Fund’s total assets (taken at current value) would be invested in any one

8	See Division of Investment Management Staff No-Action and Interpretive Letters—Subject Categories—Investment Restrictions, available at https://www.sec.gov/divisions/investment/im-noaction.shtml.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

industry, except that the Fund may invest more than 25% of its assets in securities and other obligations of issuers in the financial services industry.”  For this purpose, the CFC is not considered to be part of an industry.  In light of the Staff’s comment, an explanation has been clarified in the SAI.

42.
Comment:  Please explain to us in supplemental correspondence whether any of the Funds intend to invest more than 15% of their respective net assets in entities, including collateralized debt obligations (“CDOs”), that are permitted to rely on the exclusions from the definition of an investment company in Sections 3(c)(1) and 3(c)(7) of the Investment Company Act.

Response: The Funds will invest in collateralized securities that rely on the exemptions found in Sections 3(c)(1) or 3(c)(7) of the 1940 Act.  There is no express limit on the amount of assets that a Fund may invest in collateralized securities.  The Registrant believes that investments in collateralized securities should not be treated as investments in hedge funds because collateralized securities are fundamentally different  from hedge funds.   Collateralized securities are pools of assets (e.g., mortgages, loans or other debt securities) issued by multiple underlying issuers or representing mortgages on multiple properties and property types.  Many collateralized securities trade in an active market pursuant to Rule 144A under the Securities Act.  Hedge funds, on the other hand, are generally not actively traded or not tied to the credit of underlying debtors or mortgagees.

A collateralized security will be treated as liquid or illiquid based on policies and procedures adopted by the Registrant’s Board of Trustees (the “Board”).  The policies and procedures do not require collateralized securities to be deemed per se illiquid; rather they call for consideration of factors in making a liquidity determination.  Such factors include: trading frequency and quotes for the security, volatility, the number of dealers willing to purchase or sell the security and the number of potential purchasers, dealer undertakings to make a market in the security, the nature of the security (e.g., debt or equity, the date of maturity or redemption, any demand features, terms of dividend or interest payments (i.e., payable at regular intervals or at maturity, payable in cash or in kind and other material terms), the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer), settlement practices, registration procedures, limitations on current conversion or repatriation, transfer limitations (for foreign securities), the credit rating of the security (if any) and the financial condition and prospects of the issuer of the security.   The Registrant is not aware of any published guidance from the SEC or its Staff, including the recently published Proposed Rule on Open-End Fund Liquidity Risk Management Programs, SEC Release Nos. 33-9922, IC-31835 (Sept. 22, 2015) that requires collateralized securities to be treated as per se illiquid.

43.
Comment:  We believe that there are significant risks associated with variable rate corporate loans, assignments, and participations (bank or leveraged loans) that must be specifically disclosed. Please disclose in an appropriate section of each Fund’s

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

registration statement that it may take significantly longer than 7 days for transactions in bank loans to settle after the trade or sale date.  Please address how the fund intends to meet short-term liquidity needs which may arise because of this lengthy settlement period and that this can translate into a risk for investors that they will not be timely paid if they redeem.

Response:  Disclosure has been added to the SAI that it may take significantly longer than 7 days for transactions in bank loans to settle after the trade or sale date.  The Registrant believes that the considerations raised by the staff (i.e., the fund’s need to meet short-term liquidity needs which may arise because of this lengthy settlement period, and the potential risk for investors that they will not be timely paid if they redeem) are addressed by its policy not to invest more than 15% of a Fund’s net assets in securities that it cannot sell or dispose of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment.

44.
Comment:  Please disclose the risks that follow from the fact that investments in bank loans may not be “securities” and therefore may not have the protections afforded by the federal securities laws.  For example, because bank loans may not be considered securities, purchasers, such as the funds, may not be entitled to rely on the anti-fraud protections of the federal securities laws.  As another example, the funds could be at a disadvantage to other traders in the market who take the view that insider-trading prohibitions do not apply to trading in the loans, because they are not considered securities.  On the other hand, a fund, as a lender, may be in possession of material nonpublic information about a borrower, but because of prohibitions on trading in securities of issuers while in possession of such information, a fund might be unable to enter into a transaction in a publicly traded security of that borrower when it would otherwise be advantageous to do so.

Response: The Registrant has included the following disclosure in the Funds’ SAI:

Bank loans might not be considered securities for purposes of the Securities Act of 1933 or the Securities Exchange Act of 1934, and therefore the risk exists that purchasers, such as the Funds, may not be entitled to rely on the anti-fraud provisions of those Acts.  Additionally, the Funds could be at a disadvantage to other traders in the market who take the view that insider-trading prohibitions do not apply to trading in the loans, because they are not considered securities.

45.
Comment: Under “Borrowings,” the Funds’ SAI states, “… a Fund may be required to dispose of some of its portfolio holdings within three days in order to reduce the Fund’s debt and restore the 300% asset coverage…”  Please revise as follows: “… a Fund may be required to dispose of some of its portfolio holdings within three days (not including Sundays and holidays) in order to reduce the Fund’s debt and restore the 300% asset coverage…”

Response: The disclosure has been revised accordingly.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

46.
Comment:  Under “Securities Lending,” the Funds’ SAI states, “To generate additional income or to earn credits that offset expenses, each Fund may lend its portfolio securities to unaffiliated broker/dealers, financial institutions or other institutional investors pursuant to agreements requiring that the loans be secured continuously by collateral, marked-to-market daily and maintained in an amount at least equal in value to the current market value of the securities loaned.”  Please refer to Section 18(f)(1).

Response: The Registrant confirms that its securities lending activities are conducted in accordance with Section 18(f)(1) of the Investment Company Act.  Specifically, the Funds’ SAI states that the aggregate market value of securities lent by a Fund will not at any time exceed 33 1/3% of the total assets of the Fund.

47.
Comment:  Please confirm that the aggregate holdings by a Fund of illiquid assets will not exceed 15% of the Fund’s net assets on a continuous basis.  The Investment Company Act does not define an illiquid asset, but the Staff has determined that an illiquid asset is any asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued it.  Please disclose how the Funds’ Board will monitor and determine each Fund’s continuing compliance with the 15% of net assets limit on illiquid securities.  See Investment Company Act Release No. 14983 (March 12, 1986), as modified by Investment Company Act Release No. 18612 (March 20, 1992).  See also Merrill Lynch Money Markets Inc. (pub. avail. January 14, 1994).  In the event this limit is exceeded, the fund is permitted to reduce its holdings of illiquid securities in an orderly fashion.  See Investment Company Act Release No. 18612 (March 20, 1992).

Response: The Funds’ SAI states, “Each Fund may invest up to 15% of its net assets in securities that are illiquid at the time of purchase.”  The Registrant notes that this position is consistent with existing SEC guidance, as set forth in “Revisions of Guidelines to Form N-1A,” Investment Company Act Release No. 18612 (March 20, 1992).  The Registrant also notes that the Commission Staff’s 1992 position on the matter as expressed in the release cited above was recently re-affirmed in a statement that these guidelines remain in effect in IM Guidance Update No. 2014-01 (January, 2014) at Note 1.  This position is also consistent with the proposing release for Proposed Rule 22e-4, which specifically refers to limits on illiquid securities being applicable at the time of purchase. The Board has delegated responsibility for making liquidity determinations and monitoring the amount of illiquid securities held by each Fund to the Advisor, who may in turn delegate such determinations to a sub-advisor, where applicable.  The Board receives periodic reports on illiquid assets and certain additional types of securities including, for example, securities eligible for resale under Rule 144A under the Securities Act.  Appropriate disclosure has been added to the SAI.

48.
Comment:  It is the Staff’s view that it is not quite accurate to say, “There are no restrictions on a Fund’s ability to invest in restricted securities (that is, securities that are not registered pursuant to the Securities Act of 1933, except to the extent such securities

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

may be considered illiquid).  Securities issued pursuant to Rule 144A of the Securities Act will be considered liquid if determined to be so under procedures adopted by the Board.”  Funds that intend to invest in Rule 144A securities and treat them as liquid when the directors believe it is appropriate to do so should include additional risk disclosure concerning Rule 144A securities. This disclosure should include a discussion of the nature of Rule 144A securities, the role of fund boards of directors in determining whether or not such securities are liquid for purposes of the 15% illiquid asset limitation, and the factors that the board will take into account in determining whether a Rule 144A security is liquid (e.g., trading actively, availability of reliable price information, and other relevant information). The disclosure should also state that investing in Rule 144A securities could have the effect of increasing the level of fund illiquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities.

Response: The Funds’ disclosure has been revised to include discussion of the nature of Rule 144A securities, the role of fund boards of directors in determining whether or not such securities are liquid for purposes of the 15% illiquid asset limitation, and the factors that the Advisor (as delegated by the Board) will take into account in determining whether a Rule 144A security is liquid (e.g., trading actively, availability of reliable price information, and other relevant information). The disclosure also states that investing in Rule 144A securities could have the effect of increasing the level of fund illiquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities.

49.
Comment:  Please address the following risks arising from the special tax treatment of master limited partnerships (“MLPs”).  MLPs have historically made cash distributions to limited partners or members that exceed the amount of taxable income allocable to limited partners or members, due to a variety of factors, including significant non-cash deductions such as depreciation and depletion. If the cash distributions exceed the taxable income reported in a particular tax year, the excess cash distributions would not be treated as income to us in that tax year but rather would be treated as a return of capital for U.S. federal income tax purposes to the extent of the Fund’s basis in the MLP units. Any such return of capital distributions would reduce the Fund’s basis in the MLP units, which may increase the amount of the Fund’s gain upon a sale of such MLP units.

If the Fund distributes a portion or all of such excess cash that is not supported by other income, the distribution will be treated as a return of capital to shareholders. Although return of capital distributions are not taxable, such distributions would reduce the basis of a shareholder’s common shares and therefore may increase a common shareholder’s tax liability upon a sale of such shares. The tax characterization of our distributions made in a taxable year cannot finally be determined until at or after the end of the year. Dividend distributions that are attributable to our investment in MLPs will generally not be eligible for the reduced rate applicable to Qualifying Dividends.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

Certain MLP investments made by the Fund may result in investors being required to either request extensions to file their tax returns or file amended returns.  Where the Fund invests in MLPs taxed as partnerships, the Fund will typically not receive its “K-1” tax statements from the MLPs until after January 31st, the date on which the Fund is required to mail its own “1099s” to investors.  The K-1 may indicate that the Fund has miscalculated its own taxable income on the tax return it is required to file on March 15th as a result of mischaracterizing the tax character of the MLP distributions it received.  If so, the Fund will send shareholders a corrected 1099 in May or June, and this may require shareholders to file amended personal tax returns.

Response: The disclosure has been revised to discuss the risks set forth in the Staff’s comment.

50.	Comment: All of the Funds state that they will only invest in fixed-rate debt. Please explain their apparent strategy of also investing in “Variable Rate or Floating Rate Municipal Securities.”

Response: The Funds state that they may invest in fixed income securities; their disclosure does not preclude investments in variable-rate debt.  As noted, above, the term “fixed-income” describes the type of securities in which the Funds may invest and includes bonds and other debt securities.  In contrast, terms such as “fixed-rate” and “variable-rate” refer specifically to the interest rate of a debt security. The Funds may invest in both fixed-rate and variable-rate fixed-income securities, all of which fall within the scope of the term “fixed income.”  The Funds’ disclosure has been revised to clarify this point.

51.
Comment:  With respect to “Zero Coupon, Delayed Interest and Capital Appreciation Securities,” please disclose that to the extent original issue discount instruments constitutes a portion of a Fund’s income, investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•	Original issue discount instruments, including pay-in-kind (“PIK”) loans, may have unreliable valuations because the accruals require judgments about collectability.

•
Original issue discount instruments may create heightened credit risks because the inducement to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower and the Fund about the borrower’s future ability to pay.

•
Because original issue discount income is accrued without any cash being received by the Fund, required cash distributions may have to be paid from the proceeds of this offering or the sale of Fund assets without you being given any notice of this fact.

•	For accounting purposes, cash distributions to investors representing original issue discount income do not come from paid-in capital, although they may be paid from

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

the offering proceeds. Thus, although a distribution of original issue discount income may come from the cash invested by investors, the Investment Company Act does not require that investors be given notice of this fact.

•
The deferral of original issue discount interest may have a negative impact on liquidity, as it represents non-cash income that may require cash distributions to shareholders in order to maintain our regulated investment company (“RIC”) election.

•
In the case of PIK “toggle” debt, the PIK election has the effect of increasing investment income, thus increasing the potential for realizing incentive fees and of increasing the assets under management, thus increasing future base management fees.

•
Since original issue discount will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement applicable to RICs, even if we will not have received any corresponding cash amount. As a result, we may have difficulty meeting such annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

•	Original issue discount creates risk of non-refundable cash payments to the advisor based on non-cash accruals that may never be realized.

Response: The disclosure has been revised to add the following risk disclosure.  The Registrant notes that certain risks mentioned in the Staff’s comment are applicable only to closed-end management investment companies and have not been included.

To the extent a Fund invests in original issue discount instruments, such as the ones described above, shareholders will be exposed to certain risks associated with income from such instruments being included in a Fund’s taxable and accounting income prior to a corresponding receipt of cash.  Such risks include the following:

•	Original issue discount instruments may have unreliable valuations because the accruals require judgments about collectability.

•
Original issue discount instruments may create heightened credit risks because the inducement to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower and the Fund about the borrower’s future ability to pay.

•
Because original issue discount income is accrued by a Fund without any cash being received by the Fund, required cash distributions, so that a Fund can maintain its status as a regulated investment company, may have to be paid from the sale of a Fund’s portfolio securities. A Fund could have difficulty meeting such annual distribution requirement necessary to obtain and maintain its

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

regulated investment company tax status under the Code.  If a Fund is not able to obtain cash from other sources, and chooses not to make required distributions, the Fund may fail to qualify as a regulated investment company and become subject to federal income tax at the Fund level.  If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) would be subject to tax at regular corporate income tax rates (at the Fund level) without any deduction for dividends paid to shareholders, and the dividends paid by the Fund would be taxable to shareholders as dividends (possibly as qualified dividend income) to the extent of the Fund’s current or accumulated earnings and profits.

•
In the case of PIK “toggle” debt, the PIK election has the effect of increasing investment income, thus increasing the potential for increasing the assets under management, thus increasing future management fees.

52.
Comment:  A credit default swap is a derivative that creates a senior security, as defined in Section 18(g) of the Investment Company Act.  Please explain, where appropriate, how the Fund’s investments in loan-only credit default swaps (“LCDS”) and loan-only credit default swap index (“LCDX”) contracts conform to the requirements of Investment Company Act Release No. 10666 (April 18, 1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987) and Merrill Lynch Asset Management, L.P. (July 2, 1996).  It is the position of the Staff that where the Fund sells LCDS and LCDX contracts it must segregate liquid assets equal to the full, un-netted amount fund’s contractual obligation (the “notional amount”) to avoid senior security treatment through Release 10666.  (We note that the Staff has been asked to take a more lenient position with respect to LCDX, but the Staff currently does not distinguish between LCDS and LCDX for this purpose – both require segregation of the full amount of the fund’s contingent, contractual obligation.)

Response: The Registrant confirms that when it sells protection via LCDS or LCDX, it will segregate the full notional amount of the Fund’s contractual obligation, pending any further developments in SEC regulation or applicable guidance.  See, e.g., Use of Derivatives by Registered Investment Companies and Business Development Companies, Release No. IC-31933 (Dec. 11, 2015).

53.
Comment:  The Funds’ SAI states, “Generally, these rules allow for substituted compliance with CFTC disclosure and shareholder reporting requirements, based on the Advisor’s compliance with comparable SEC requirements. This means that for most of the CFTC’s disclosure and shareholder reporting requirements applicable to the Advisor as the Fund’s CPO, the Advisor’s compliance with SEC disclosure and shareholder reporting requirements will be deemed to fulfill the Advisor’s CFTC compliance obligations.”  Please explain this statement in terms of whether the Fund intends to comply with its “SEC obligations” required for “substituted compliance” under the “Harmonization Regulations.” See Harmonization of Compliance Obligations for Registered Investment Companies Required to Register as Commodity Pool Operators,

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

78 Fed. Reg. 52308 (Aug. 22, 2013).

The exclusion from Regulation 4.5 previously allowed registered investment companies to engage in unlimited transactions involving futures contracts. However, under amended Regulation 4.5, the investment advisor of a registered investment company may claim exclusion from registration as a CPO only if the registered investment company that it advises uses futures contracts solely for “bona fide hedging purposes” or limits its use of futures contracts for non-bona fide hedging purposes such that (i) the aggregate initial margin and premiums required to establish non-bona fide hedging positions with respect to futures contracts do not exceed 5% of the liquidation value of the registered investment company’s portfolio, or (ii) the aggregate “notional value” of the non-bona fide hedging commodity interests do not exceed 100% of the liquidation value of the registered investment company’s portfolio (taking into account unrealized profits and unrealized losses on any such positions).  (See Section 4.5(c)(2)(iii)(A) and (B).)  Because the GuidePath® Managed Futures Strategy Fund may invest in futures contracts as part of its principal investment strategies, the limits on this strategy imposed by the Fund’s claim of an exclusion from the definition of the term “commodity pool operator” under the CEA, pursuant to Regulation 4.5 under the CEA, should be explained.  Please also disclose the following specific risks of the Fund’s exceeding either of the two above thresholds.  It will no longer qualify for the exclusion and its advisor will need to register as a commodity pool operator under the CEA.  The disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools and CPOs.  If the Fund’s advisor were required to register as a CPO, it would also be required to become a member of the NFA and be subject to the NFA’s rules and bylaws.  Compliance with these additional registration and regulatory requirements would increase the Fund’s operating expenses, which, in turn, could result in the Fund’s investors being charged additional fees.

Response: AssetMark is a registered CPO and a member of the NFA and is acting in that capacity with respect to this Fund and its CFC.  Accordingly, CFTC Regulation 4.5 is not applicable to this Fund or its CFC.  The Fund’s prospectus and SAI each include disclosure about the implications of AssetMark being a registered CPO for the Fund and the CFC.

54.
Comment:  Please identify all of the commodity-linked instruments in which the Fund intends to invest (e.g., swaps, futures, exchange-traded notes (“ETNs”), trust certificates).  Will the Fund invest directly or through an special-purpose vehicle (“SPV”)?  What are the risks of each kind of investment?

Response: The disclosure has been revised in response to the Staff’s comment.

55.	Comment: Please disclose that REIT dividends, because they typically represent mortgage interest and rental income, will be taxed at ordinary rates.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

Response:  The following disclosure has been added:

To the extent a Fund invests in REITs, the Fund’s distributions may be taxable to investors as ordinary income because most REIT distributions come from mortgage interest and rents as opposed to long-term capital gains.  Fund distributions taxable as ordinary income are taxed at higher ordinary income tax rates rather than the lower tax rates that apply to capital gains and qualified dividend income.

56.
Comment:  The Staff’s position is that securities issued in a tender option bond (“TOB”) financing may be senior securities, as defined under Section 18(g) of the Investment Company Act.  Section 18(g) defines a senior security to include, in part, any obligation or instrument constituting a security and evidencing indebtedness.  But it is not accurate to say the Investment Company Act permits the segregation of liquid assets to cover senior securities.  Section 18(a)(1) generally makes it unlawful for a registered open-end investment company to issue a senior security representing indebtedness, except where the investment company maintains asset coverage of at least 300 percent.  In Investment Company Act Release 10666 (April 18,1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996), however, the SEC and the Staff took the position that the issue of senior security status will not be raised if certain asset segregation requirements are met.  Please confirm that the Fund will segregate unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the tender option bonds plus accrued interest, which are issued in connection with inverse floaters in which the Fund invests.  See “Funds Using Tender Option Bond (TOB) Financings,” Investment Management Staff Issues of Interest (March 29, 2012).

Response: This comment is not applicable because the Funds do not invest in TOB financings.

57.
Comment:  Under “Leadership Structure, Qualifications and Responsibilities of the Board of Trustees—Trustees’ Qualifications and Experience,” we suggest that it would be helpful to investors to know whether the board has a formal diversity policy.  See Section 407(c)(2)(vi) of Regulation S-K applied through Item 22(b)(15)(ii)(A).9

9
For reference, Section 407(c)(2)(vi) of Regulation S-K states, “Describe the nominating committee's process for identifying and evaluating nominees for director, including nominees recommended by security holders, and any differences in the manner in which the nominating committee evaluates nominees for director based on whether the nominee is recommended by a security holder, and whether, and if so how, the nominating committee (or the board) considers diversity in identifying nominees for director. If the nominating committee (or the board) has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the nominating committee (or the board) assesses the effectiveness of its policy.”

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
January 19, 2016

Response: The Registrant respectfully declines to make the requested change at this time as it believes its current disclosure is appropriate. In particular, and as pointed out by the Staff, the disclosure requirement referenced by the Staff derives from Item 22(b)(15)(ii)(A) of Schedule 14A and is not a requirement of Form N-1A.

*  *  *

Please do not hesitate to contact me at (215) 564-8077 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/Fabio Battaglia
Fabio Battaglia

cc:           Carrie E. Hansen
Michael P. O’Hare